                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No. _______10_______)
                                             ---


                              SBM INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  847660107000
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                                 (CUSIP Number)

                     Peter Nisselson, SBM Industries, Inc.
         1865 Palmer Avenue, Larchmont, New York  10538, (914) 833-0649
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    3/31/99
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                          (Page 1 of     5     Pages)

                                  SCHEDULE 13D

                    Page          2           of              6        Pages
                         -------------------     ---------------------

CUSIP No.         847660107000
          -------------------------------
--------------------------------------------------------------------------------
       1          NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peter Nisselson
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [ ]
                                                                    (b)  [ ]
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       3          SEC USE ONLY
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       4          SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.
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                             7  SOLE VOTING POWER

                                      730,552
   NUMBER OF               -----------------------------------------------------
     SHARES                  8  SHARED VOTING POWER
  BENEFICIALLY
   OWNED BY                           0
     EACH                  -----------------------------------------------------
   REPORTING
  PERSON WITH                9  SOLE DISPOSITIVE POWER

                                      0
                           -----------------------------------------------------
                             10  SHARED POSITIVE POWER

                                      0

--------------------------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  730,552
--------------------------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  35.0
--------------------------------------------------------------------------------
14                TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

 Item 1.  Security and Issuer
          -------------------
          Common Shares, $1.00 par value per share, of SBM Industries, Inc., which has its principal executive offices at 1865 Palmer Avenue, Larchmont, NY 10538.

Item 2.   Identity and Background
          -----------------------

          (a)  Peter Nisselson.
          (b) 1865 Palmer Avenue, Larchmont, NY 10538.
          (c) President, Secretary and Director of SBM Industries, Inc.

          (d)-(e) Mr. Nisselson has not during the last five years been convicted of a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f)  U.S. citizenship.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Between March 27, 1998 and March 31, 1999, Mr. Nisselson acquired 21,300 shares for an aggregate purchase price of $65,493.75. All funds for such purchases were obtained from personal funds of Mr. Nisselson.



                               Page 3 of 5 Pages

Item 4.   Purpose of Transaction
          ----------------------

          The purpose of the transactions is to increase the number of shares owned by Mr. Nisselson and held for investment purposes.
          Mr. Nisselson may from time to time purchase additional shares in the public market.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a)  730,552 shares, constituting 36.0%.
          (b) Items 7, 8, 9 and 10 of the second part of the cover page are hereby incorporated by reference.
          (c) Between March 27, 1998 and March 31, 1999, Mr. Nisselson made the following purchases:

           Date of              Number of           Price
           Transaction           Shares          per share($)
           --------------       ---------        ------------

              7/28/98                 500              3.125
              7/30/98                 500              3.125
              7/31/98                 500              3.125
              8/6/98                  500              3.125
              8/27/98               9,100              3.125
              9/3/98                2,000              3.000
              9/9/98                3,300             3.0625
              12/10/98              3,000              3.000
              3/31/99               1,900              3.000
                                   ------
                                   21,300


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of
          the Issuer
          -------------------------------------------

          On October 22, 1984, Mr. Nisselson, as a member of the Speed-O-Print Business Machines Investors Group, consisting of Mr. Nisselson, Lawrence J. Goldstein, the L. J. Goldstein &

                               Page 4 of 5 Pages

Company Pension Plan, the Keogh Plan for Lawrence J. Goldstein, the Individual Retirement Account of Lawrence J. Goldstein, Jack T. Schwartz and Roz-Dave Corp., a Delaware Corporation (the "Group"), entered into an agreement (the "Agreement") with Speed-O-Print Business Machines Corporation (the "Company"), Mr. Abe Samuels, the President of the Company ("Samuels") and the trustees of a trust established by Samuels (the "Samuels Trust"). The Group was granted a right of first refusal with respect to any proposed sale to a third party of the Shares in a block transaction (as such term is defined in the Agreement). Mr. Nisselson has no currently effective contract arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, loans, division of profits or loss or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None.
                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 1999


                                    /s/ Peter Nisselson
                                 -------------------------------
                                       Peter Nisselson




                               Page 5 of 5 Pages